Exhibit 99.18

(Unofficial English Translation)

The People’s Republic of China
MINING PERMIT

Permit No. 4100000730197

Name: Baofeng Shuangrui Coal Mining Co., Ltd.	Mineral Resource: Coal

Address: Zhaozhuang Village, Daying Town, Baofeng County	Underground Mining

Mine: Shuangrui coal mine	Production: 150,000 metric ton/year

Type of Company: Limited Liability Company	Size of Mine: 0.4685 square kilometers

Effective Period: From June 2007 to October 2011

Coordinates: [X, Y] (Seam B1 Only)

1.	3755724.00, 38391582.00
2.	3755567.00, 38391833.00
3.	3755235.00, 38391865.00
4.	3755163.00, 38391975.00
5.	3754990.00, 38392004.00
6.	3754606.00, 38392145.00
7.	3754560.00, 38392000.00
8.	3754560.00, 38391865.50
9.	3754682.00, 38391865.00
10.	3743687.00, 38391640.00
11.	3754600.00, 38391517.00
12.	3755724.00, 38391488.00

Elevation: 270-40 meters

Payments for mining rights have been made.

Issued by Henan Province Bureau of Land and Resources on June 4, 2007